For Immediate Release

Sears Canada Granted Extension of Stay Period to October 4, 2017, Approval to Commence Sale and Investment Solicitation Process

•	Special Payments to the Defined Benefit Component of the Sears Registered Retirement Plan,

•	Post-Retirement Health and Dental Benefits and Post-Retirement Life Insurance Premiums to continue to September 30, 2017

Toronto, ON, July 14, 2017 - Sears Canada Inc. (“Sears Canada” or the “Company”) (TSX: SCC) and certain of its subsidiaries (the “Sears Canada Group”) announce that the Sears Canada Group has obtained orders from the Ontario Superior Court of Justice (Commercial List) (“Court”) that it was seeking in support of its restructuring efforts under the Companies’ Creditors Arrangement Act (“CCAA”), including to extend the stay period provided by the Initial Order to October 4, 2017 and to launch a Sale and Investment Solicitation Process (‘SISP”) to seek out proposals for the acquisition of, or investment in, the Sears Canada Group’s business or assets. The SISP deadline for binding offers from parties interested in pursuing a transaction is August 31, 2017.

Agreement Reached to Maintain Certain Payments and Post-Retirement Benefits

The Company reached an agreement with a variety of stakeholders and their counsel to maintain special payments to the defined benefit component of the Sears Registered Retirement Plan, payments in support of post-retirement health and dental benefits, and post-retirement life insurance premiums until September 30, 2017. At that time, the Company expects to have further clarity regarding the potential outcome of its restructuring efforts under the CCAA.

Debtor-In-Possession Financing Approved on a Final Basis

The Company previously announced that it had obtained debtor-in-possession financing in the aggregate principal amount of $450 million (the “DIP Financing”), which is expected to provide the Sears Canada Group with sufficient liquidity to maintain business operations throughout the CCAA proceedings. The DIP Financing was approved by the Court on a final basis.

The Company has also filed motion materials regarding the commencement of a Liquidation Process at the Sears Canada locations that are closing and expects to seek an order regarding the Liquidation Process on July 18, 2017.

Additional Information

The Sears Canada Group was granted an Initial Order and protection under the CCAA on June 22, 2017. Copies of the Company’s motion materials are available on the Monitor’s website at http://cfcanada.fticonsulting.com/searscanada. Information regarding the CCAA process may also be obtained by calling the Monitor’s hotline at 416-649-8113 or 1-855-649-8113 (toll free), or by email at searscanada@fticonsulting.com. Sears Canada will continue to provide updates regarding its restructuring as developments warrant.

About Sears Canada

Sears Canada Inc. is an independent Canadian digital and store-based retailer and technology company whose head office is based in Toronto. Sears Canada's unique brand format offers premium quality Sears Label products, designed and sourced by Sears Canada, and of-the-moment fashion and home décor from designer labels in The Cut @ Sears. Sears Canada also has a top ranked appliance and mattress business in Canada. Sears Canada is undergoing a reinvention, including new customer experiences at every touchpoint, a new e-commerce platform, new store concepts, and a new set of customer service principles designed to deliver WOW experiences to customers. Information can be found at sears.ca/reinvention. Sears Canada operates as a separate entity from its U.S.- based co-founder, now known as Sears Holdings Corp., based in Illinois.

Forward Looking Information

Certain matters set forth in this news release, including but not limited to statements with respect to the CCAA application and proceedings, the restructuring and the sale and investment solicitation process, and the Sears Canada Group’s ability to meet its obligations are forward looking. These forward-looking statements reflect management’s current views and are based on certain assumptions, including assumptions as to future operating conditions and courses of action, restructuring alternatives, economic conditions, and other factors that management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including the risk that the restructuring may be protracted as well as those risks and uncertainties identified under the heading “Risks and Uncertainties” in Sears Canada’s management’s discussion and analysis for the 52-week period ended January 28, 2017, and for the 13-week period ended April 29, 2017, available at www.sedar.com. These forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances.

For more information regarding the Sears Canada Restructuring

Enquiries for the Monitor may be directed to:

FTI Consulting:

Telephone:    416.649.8113
Toll Free:    1 855-649-8113
Email:        searscanada@fticonsulting.com
Web:        http://cfcanada.fticonsulting.com/searscanada.

Media contact:

Joel Shaffer
416-649-8006
jshaffer@longviewcomms.ca

Peter Block
416-649-8008
pblock@longviewcomms.ca